

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Sun Xiuzhi
Chief Executive Officer and Chief Financial Officer
Cambell International Holding Corp.
1-17-1 Zhaojia Road
Xinglongtai District
Panjin City, Liaoning Province
People's Republic of China

> **Re: Cambell International Holding Corp. (formerly Bitmis Corp.)**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed October 20, 2023**

Dear Sun Xiuzhi:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Henry Schlueter